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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No.    )*

POWER EFFICIENCY CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

739268100
(CUSIP Number)

STEVEN STRASSER, 423 SECOND AVENUE, EXT. S, METROPOLE BUILDING, SUITE 31,
SEATTLE, WA 98104. TEL: (206) 624-9921
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 17, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 739268100

1.	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SUMMIT ENERGY VENTURES, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,346,233 SHARES OF SERIES A-1 PREFERRED STOCK (CURRENT VOTING RIGHT EQUIVALENT TO 2,558,545 SHARES OF COMMON STOCK OR 4,692,466 SHARES OF COMMON STOCK UPON CONVERSION)

	8.	SHARED VOTING POWER 3,833,114 SHARES OF COMMON STOCK

	9.	SOLE DISPOSITIVE POWER 2,346,233 SHARES OF SERIES A-1 PREFERRED STOCK

	10.	SHARED DISPOSITIVE POWER 0 SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,233 SHARES OF SERIES A-1 PREFERRED STOCK AND 3,833,114 SHARES OF COMMON STOCK

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.6% UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK TO COMMON STOCK

14.	TYPE OF REPORTING PERSON*
IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 739268100

1.	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NORTHWEST POWER MANAGEMENT, INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,346,233 SHARES OF SERIES A-1 PREFERRED STOCK (CURRENT VOTING RIGHT EQUIVALENT TO 2,558,545 SHARES OF COMMON STOCK OR 4,692,466 SHARES OF COMMON STOCK UPON CONVERSION)

	8.	SHARED VOTING POWER 3,833,114 SHARES OF COMMON STOCK

	9.	SOLE DISPOSITIVE POWER 2,346,233 SHARES OF SERIES A-1 PREFERRED STOCK

	10.	SHARED DISPOSITIVE POWER 0 SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,233 SHARES OF SERIES A-1 PREFERRED STOCK AND 3,833,114 SHARES OF COMMON STOCK

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.6% UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK TO COMMON STOCK

14.	TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 739268100

1.	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON STEVEN STRASSER

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,346,233 SHARES OF SERIES A-1 PREFERRED STOCK (CURRENT VOTING RIGHT EQUIVALENT TO 2,558,545 SHARES OF COMMON STOCK OR 4,692,466 SHARES OF COMMON STOCK UPON CONVERSION)

	8.	SHARED VOTING POWER 3,833,114 SHARES OF COMMON STOCK

	9.	SOLE DISPOSITIVE POWER 2,346,233 SHARES OF SERIES A-1 PREFERRED STOCK

	10.	SHARED DISPOSITIVE POWER 0 SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,346,233 SHARES OF SERIES A-1 PREFERRED STOCK AND 3,833,114 SHARES OF COMMON STOCK

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.6% UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK TO COMMON STOCK

14.	TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

        This Statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Power Efficiency Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4220 Varsity Drive, Suite E, Ann Arbor, Michigan 48108.

Item 2. Identity and Background

  (a)
  This Statement is filed on behalf of:

  (1)
  Summit Energy Ventures, LLC, a Delaware limited liability company ("Summit");

  (2)
  Northwest Power Management, Inc., a Washington Corporation and the manager of Summit ("Northwest Power");

  (3)
  Steven Strasser ("Mr. Strasser");

  (b)
  The address of the above persons is:
  423 Second Avenue, Ext. S
  Metropole Building, Suite 31
  Seattle, WA 98104

  (c)
  Mr. Strasser is the president of Northwest Power and may be deemed to control Northwest Power. Northwest Power is a manager that provides management services exclusively to Summit. Summit is an investment company which invests in securities and other obligations of entities. Northwest Power and Mr. Strasser disclaim beneficial ownership of all securities owned by Summit.

  (d)
  Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

  (e)
  Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Mr. Strasser is a Canadian citizen and is a permanent resident of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        Summit is a private equity fund managed by Northwest Power and was organized primarily to make equity investments in various companies. The funds used to purchase the equity of the Issuer were provided by Summit's limited partner. Summit purchased 2,346,233 shares of the Issuer's Series A-1 Preferred Stock for a total consideration of $2,500,000. In addition, Summit received a warrant exercisable on or after December 14, 2003 to purchase such number of shares of the issuers Common Stock or Series A-2 Preferred Stock that would bring Summit's total economic ownership of the Issuer up to 51%. This warrant expires on June 14, 2012. Summit also became a party to a shareholder agreement that requires the other parties to the agreement to vote their shares in such a way that will allow Summit to appoint three of eight members of the Issuer's board of directors.

Item 4. Purpose of Transaction

        The shares of the Issuer's Series A-1 Preferred Stock were acquired for investment purposes. Summit may choose to exercise its warrant to purchase the Issuer's Series A-1 Preferred Stock depending on the exercise price, the Issuer's financial condition, the Issuer's future prospects and other considerations. Summit plans to exercise its right to appoint three of eight members of the Issuer's board or directors.

Item 5. Interest and Securities of the Issuer

        On June 17, 2002, Summit purchased a total of 2,346,233 shares of Series A-1 Preferred Stock from the Issuer for $1.06553782169 per share in a privately negotiated transaction at the offices of Reed Smith LLP, One Riverfront Plaza, Newark, New Jersey. Each share of Series A-1 Preferred Stock is currently convertible into two shares of Common Stock. The conversion rate is subject various anti-dilution protective provisions in the Certificate of Designation of Series A Convertible Preferred Stock (incorporated herein by reference as an exhibit) filed by the Issuer and may therefore change from time to time. The 2,346,233 shares of Series A-1 Preferred Stock held by Summit are currently convertible into 4,692,466 shares of the Issuer's Common Stock. The Issuer currently has 6,580,620 shares of Common Stock outstanding. If Summit were to convert all of its shares of Series A-1 Preferred Stock to Common Stock as of the date of this filing, it would own 41.6% of the Issuer's outstanding Common Stock. Upon such conversion, Summit would be entitled to cast 41.6% of the of the votes eligible to be cast by the holders of the Common Stock.

        The Series A Preferred Stock vote with the Common Stock with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration. Until December 13, 2003, each holder of Series A-1 Preferred Stock is entitled to a number of votes determined by the formula contained in Section 5.1 of the Certificate of Designation of Series A Convertible Preferred Stock. Pursuant to this formula, the number of votes Summit is entitled to as to the date of this filing is 2,558,545. This number would allow Summit to cast 28% of the votes eligible to be cast by the shareholders of the Issuer. After December 13, 2003, a holder of Series A-1 Preferred Stock will be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-1 Preferred Stock held by such holder are convertible. If the conversion rate and the number of shares held by Summit does not change by December 13, 2003, Summit will be entitled to 4,692,233 votes. If the total number of outstanding shares of the Issuer does not change by December 13, 2003, Summit will be entitled to cast 41.6% of the votes eligible to be cast by the shareholders of the Issuer.

        Summit is deemed to be the beneficial owner of 3,833,114 shares of Common Stock owned by the other parties to the Amended and Restated Stockholders' Agreement (incorporated herein by reference as an exhibit). The other parties to the Amended and Restated Stockholders' Agreement are as follows:

Stockholder Name	Address	Number of shares of Common Stock held by stockholder	Percent of Common Stock outstanding held by stockholder	Percent of voting rights when the Common Stock and the Series A-1 Preferred Stock are voting as a class
Nicholas Anderson	1536 208th Street Bayside, NY 11360	1,379,833	21.0%	15.1%
Anthony Caputo	1155 Colonial Way Bridgewater, NJ 08807	1,361,085	20.7%	14.9%
Philip Elkus	2488 Orchard Lake Road Farmington Hills, MI 48334	22,500	0.3%	0.2%
Performance Control, LLC, a Michigan limited liability company	c/o Seyburn, Kahn, Ginn & Serlin 2000 Town Center Suite 1500 South Field, MI 48075	1,004,853	15.3%	11.0%
Stephen Shulman	5807 Fox Hollow Court Ann Arbor, MI 48105	64,843	1.0%	0.7%
Total	not applicable	3,833,114	58.2%	41.9%

        Summit, Northwest Power and Mr. Strasser disclaim beneficial ownership of all securities owned by the parties in the table above. Mr. Anderson is the Chief Technology Officer of the Issuer. Mr. Caputo is a retired engineer. Mr. Elkus is an entrepreneur. Mr. Shulman is the Chief Executive Officer of the Issuer. Summit, Northwest Power and Mr. Strasser have no knowledge as to the principal occupations of Mr. Caputo and Mr. Elkus. Summit, Northwest Power and Mr. Strasser have no knowledge: 1) that, during the last five years, any of the above named parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or 2) that, during the last five years, any of the above named parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Summit, Northwest Power and Mr. Strasser have no information relating to the citizenship of the above name parties.

        If Summit were to vote its Series A-1 Preferred Shares with the other parties to the Stockholders' Agreement, together they would be entitled to cast 6,391,659 votes. These 6,391,659 votes would be equal to 69.9% of the votes eligible to be cast by the shareholders of the Issuer. If Summit were to convert its 2,346,233 shares of Series A-1 Preferred Stock into 4,692,466 shares of Common Stock as of the date of this filing, Summit would beneficially own 8,525,580 shares of Common Stock when aggregated with the shares held by the other parties to the Stockholders' Agreement. These 8,525,580 shares would be equal to 75.6% of the outstanding shares of Common Stock and would be entitled to cast 75.6% of the eligible votes in a vote of the shareholders of the Issuer. Northwest Power does not own any shares of the Issuer and is only making this filing because it is the manager of Summit. Mr. Strasser does not own any shares of the Issuer and is only making this filing because he is the president of Northwest Power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Summit entered into a Stockholders' Agreement (the "Stockholders' Agreement") with the Issuer, Performance Control, LLC, a Michigan limited liability company, and the following individuals: Nicholas Anderson, Anthony Caputo, Philip Elkus and Stephen Shulman. The Stockholders' Agreement provides: 1) for Summit to appoint three individuals to the Issuer's board of directors; 2) for co-sale rights for Summit, Performance Control and certain individuals; 3) for rights of first refusal among the parties of the Stockholders' Agreement; and 4) for various other things.

Item 7. Material to be Filed as Exhibits

        The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1—	Series A Convertible Preferred Stock Purchase Agreement dated June 14, 2002 by and between the Issuer and Summit, incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K dated June 18, 2002.
Exhibit 2—
Warrant to Purchase Stock of Power Efficiency Corporation dated June 14, 2002 which was issued to Summit, incorporated by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K dated June 18, 2002.
Exhibit 3—
Amended and Restated Stockholders' Agreement dated as of June 14, 2002 by and among Nicholas Anderson, Anthony Caputo, Philip Elkus, Stephen Shulman, Performance Control, LLC, Summit and the Issuer, incorporated by reference to Exhibit 4.3 of the Issuer's Current Report on Form 8-K dated June 18, 2002.
Exhibit 4—	Registration Rights Agreement dated as of June 14, 2002 by and between the Issuer and Summit, incorporated by reference to Exhibit 4.4 of the Issuer's Current Report on Form 8-K dated June 18, 2002.
Exhibit 5—
Certificate of Designation of Series A Convertible Preferred Stock of Power Efficiency Corporation dated June 13, 2002, incorporated by reference to Exhibit 4.5 of the Issuer's Current Report on Form 8-K dated June 18, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 25th day of June, 2002.

By:	/s/ STEVEN STRASSER Name: Steven Strasser, individually

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 25th day of June, 2002.

NORTHWEST POWER MANAGEMENT, INC.

By:	/s/ STEVEN STRASSER Name: Steven Strasser Title: President

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 25th day of June, 2002.

SUMMIT ENERGY VENTURES, LLC

By: NORTHWEST POWER MANAGEMENT, INC.,
      its manager

By:	/s/ STEVEN STRASSER Name: Steven Strasser Title: President

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SIGNATURE